Prospectus Supplement Filed Pursuant to Rule 424(b)(3)

File No. 333-197470

PROSPECTUS SUPPLEMENT NO. 12

DATED January 12, 2015 (To Prospectus Dated August 7, 2014)

AMEDICA CORPORATION

2,326,409 Shares of Common Stock

This Prospectus Supplement No. 12, dated January 12, 2015 (“Supplement No. 12”), filed by Amedica Corporation (the “Company”), modifies and supplements certain information contained in the Company’s prospectus, dated August 7, 2014 (as amended and supplemented from time to time, the “Prospectus”). This Supplement No. 12 is not complete without, and may not be delivered or used except in connection with, the Prospectus, including all amendments and supplements thereto. The Prospectus relates to the sale of up to 2,326,409 shares of our common stock by MG Partners II Ltd., or the Selling Stockholder, consisting of:

•	1,706,667 shares issued or issuable upon conversion of an aggregate principal amount of $6.4 million of our senior convertible notes, including accrued interest, subject to adjustment;

•	50,853 shares issued to the Selling Stockholder in connection with a securities purchase agreement dated June 30, 2014; and

•	568,889 shares issued or issuable to the Selling Stockholder upon exercise of warrants at an exercise price of $4.65 per share, subject to adjustment pursuant to the terms of the warrant.

This Supplement No. 12 incorporates into our prospectus the information contained in our attached Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on January 12, 2015.

We may further amend or supplement the Prospectus from time to time by filing additional amendments or supplements as required. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

THESE SECURITIES ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. PLEASE REFER TO “RISK FACTORS” BEGINNING ON PAGE 8 OF THE ORIGINAL PROSPECTUS.

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THE PROSPECTUS, OR ANY OF THE SUPPLEMENTS OR AMENDMENTS RELATING THERETO, IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Supplement No. 12 is January 12, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): January 7, 2015

Amedica Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-33624	84-1375299
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1885 West 2100 South Salt Lake City, UT	84119
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (801) 839-3500

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.05	Costs Associated with Exit or Disposal Activities.

On January 7, 2015, the Board of Directors of Amedica Corporation authorized the implementation of certain cost saving measures which included a reduction in staff of 25 employees, or approximately 28% of the company’s workforce as the result of a comprehensive business review to improve financial performance, increase operational efficiencies and strengthen the Company’s value proposition. The staff reduction was implemented and completed on January 8, 2015.

Conditional on the execution of a release of potential claims, all employees whose employment is being terminated as part of the workforce reduction will be provided with severance pay and benefits. In addition, the Company has arranged to make outplacement services available to all employees whose employment is being terminated.

Amedica estimates the staff reductions to result in savings of approximately $2.8 million in cash operating expenses on a going forward basis, with estimated one-time severance and related costs related to the restructuring of approximately $600,000 expected to be recorded in the first quarter of 2015. Amedica does not anticipate that there will be any further material future cash expenditure associated with the workforce reduction. The estimated savings and costs noted above are subject to a number of assumptions. Actual results and experience may differ materially as a result of various important factors, including the risks and uncertainties described under the heading “Forward-Looking Statements” in the press release attached as Exhibit 99.1 to this Current Report on Form 8-K, which are incorporated by reference herein. Amedica may incur additional costs not currently contemplated due to events that may occur as a result of, or that are associated with, the workforce reduction.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(b)	In connection with Amedica’s staff reduction, Gordon Esplin, the company’s Vice President Finance and Principal Accounting Officer, also left the employ of the company.

(c)	Effective January 9, 2015, Ty Lombardi has been appointed to serve as the company’s Vice President Finance and Principal Accounting Officer. Mr. Lombardi previously served as the Director of Finance for the company from March 2014 through January 2015. Prior to joining Amedica, Mr. Lombardi was part owner of Cadence Consulting Corporation, where he served as principal consultant from January 2006 to March 2014 and provided a wide range of financial and accounting services. Mr. Lombardi is a Certified Public Accountant and has a M.S. in Accounting from Brigham Young University.

In connection with Mr. Lombardi’s appointment, he was granted an option to acquire 25,000 shares of the company’s common stock at an exercise price of $0.97 per share.

(e)	On January 8, 2015, the Board of Directors approved the repricing of 690,859 non-qualified stock options issued to certain directors, officers and employees of the company. The options were originally granted between March 2014 and October 2014 at exercise prices ranging from $1.45 to $7.22 per share. The new exercise price for these options will be $0.95 per share. The action included the repricing of 100,000 non-qualified stock options awarded on August 13, 2014 to Mr. Bryan McEntire, Chief Technology Officer of the company, with an exercise price of $2.95 per share.

Item 8.01	Other Events.

On January 12, 2015, Amedica Corporation issued a press release announcing the workforce reduction described in Item 2.05 of this Current Report on Form 8-K. The full text of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

99.1	Amedica Corporation Press Release dated January 12, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMEDICA CORPORATION

Date: January 12, 2015	/s/ B. Sonny Bal
B. Sonny Bal, MD
Chief Executive Officer

Exhibit 99.1

Amedica Announces Steps to Simplify Organization and Align Financial Objectives

SALT LAKE CITY, January 12, 2015 – Amedica Corporation (Nasdaq:AMDA), a company that develops and commercializes silicon nitride ceramics as a biomaterial platform, today announced the results of a comprehensive business review to improve financial performance, increase operational efficiencies, and strengthen the Company’s value proposition.

The Company is executing a series of immediate strategic actions which include:

•	Staff reduction of 25 employees, or approximately 28% of the Company’s workforce.

•	Reducing corporate overhead and operational expenditures by approximately 35%, excluding non-cash stock compensation and other non-cash expenses.

•	Aligning sales, marketing, and product development teams to drive broad product portfolio growth and adoption of silicon nitride.

•	Leveraging the Kyocera manufacturing partnership to reduce manufacturing costs by 25%.

The Company estimates that the impact from these strategic actions will deliver $6 million to $8 million of annualized operating profit benefit, beginning in the first quarter of 2015. These changes will reduce total cash burn, increase financial sustainability, and strengthen the balance sheet, allowing the Company to become operating cash flow breakeven in the second half of 2016.

The actions associated with the plan were implemented and completed on January 8, 2015. The Company estimates the staff reductions to result in savings of approximately $2.8 million in cash operating expenses on an annualized basis, with estimated one-time severance and related costs related to the restructuring of approximately $600 thousand expected to be recorded in the first quarter of 2015.

As a result of the restructuring, the Company anticipates 2015 silicon nitride revenue to increase by approximately 30%-40% over the prior-year period, equating to a total annual revenue range of $23 million to $24 million for the period ending December 31, 2015.

“We are committed to our shareholders to improving the focus and profitability of Amedica, as these initiatives will strengthen our financial position, and allow us to execute on the development of our core silicon nitride technology,” said Dr. Sonny Bal, Chairman and CEO of Amedica Corporation. “The difficult decisions we made reflect a thorough review of our business by the leadership team and Board of Directors. We have smartly positioned Amedica to capture the opportunities for driving silicon nitride sales growth, while expanding the indications for our unique biomaterial. We are very mindful of the impact these changes will have – particularly to our outstanding employees, and will help those who are impacted through this transition phase.”

“Given the incredible range of applications for our silicon nitride technology platform, we will focus on those clinically-relevant areas where we can make the most impact,” continued Dr. Bal. “In light of our recent positive clinical data from the CASCADE study, we will be particularly focused on spinal interbody devices, even as we push toward hip and knee applications. We remain in discussions with several potential new partners, and a number of those discussions are advancing. While we cannot give assurances on the outcome of those discussions, based on our experience and assessment, these potential new partners could be positive contributors to our financial performance as early as 2016.”

About Amedica Corporation

Amedica is focused on the development and application of medical-grade silicon nitride ceramics. Amedica markets spinal fusion products and is developing a new generation of wear- and corrosion-resistant implant components for hip and knee arthroplasty. The Company manufactures its products in its ISO 13485 certified manufacturing facility and, through its partnership with Kyocera, the world’s largest ceramic manufacturer. Amedica’s spine products are FDA-cleared, CE-marked, and are currently marketed in the U.S. and select markets in Europe and South America through its distributor network and its growing OEM partnerships.

For more information on Amedica or its silicon nitride material platform, please visit www.amedica.com.

Forward-Looking Statements

The preliminary revenue guidance for the year ending December 31, 2015 is a forward-looking statement based on preliminary estimates and reflects the best judgment of our management, but involve a number of risks and uncertainties which could cause actual results to differ materially from those set forth in our estimates. Such preliminary results are subject to finalization of our annual financial and accounting procedures and should not be viewed as a substitute for full financial statements prepared in accordance with GAAP and audited by our auditors. Consequently, there can be no assurances that actual revenues for the year ending December 31, 2015 will be within the range of the preliminary estimates set forth above, and any variation between our actual results and the estimates set forth above may be material. Our auditors have not audited, reviewed, compiled or performed any procedures with respect to the accompanying preliminary financial data. Accordingly, our auditors do not express an opinion or any other form of assurance with respect thereto. We do not expect to disclose publicly whether or not our preliminary financial and operating results have changed, or to update such results, other than through the release of actual results in the ordinary course of business.

This press release contains statements that constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements contained in this press release include the intent, belief or current expectations of Amedica and members of its management team with respect to Amedica’s future business operations as well as the assumptions upon which such statements are based. Forward-looking statements include specifically, but are not limited to, estimates that the impact from these strategic actions will deliver annualized operating profit benefit, that these changes will reduce total cash burn, increase financial sustainability, and strengthen the balance sheet, allowing the Company to become operating cash flow breakeven by the second half of 2016, estimates regarding Amedica’s 2015 silicon nitride revenue and total annual revenue range of $23 million to $24 million for the period ending December 31, 2015, and statements with respect to potential new partners. Such statements are subject to risks and uncertainties such as the timing and success of new product introductions, physician acceptance, endorsement, and use of Amedica’s products, regulatory matters, competitor activities, changes in and adoption of reimbursement rates, potential product recalls, effects of global economic conditions and changes in foreign currency exchange rates. Additional factors that could cause actual results to differ materially from those contemplated within this press release can also be found in Amedica’s Risk Factors disclosure in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission (SEC) on March 31, 2014, and in Amedica’s other filings with the SEC. Amedica disclaims any obligation to update any forward-looking statements.

Contact:

Mike Houston

Director of Investor Relations

801-839-3534

mhouston@amedica.com